Goodwin Procter 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com + (650) 752-3100

December 21, 2023

Sarah Sidwell

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Astera Labs, Inc.
Draft Registration Statement on Form S-1
Submitted November 13, 2023
CIK No. 001736297

Dear Staff:

This letter is submitted on behalf of Astera Labs, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Draft Registration Statement on Form S-1 submitted on November 13, 2023 (the “Draft Registration Statement”), as set forth in your letter dated December 7, 2023 addressed to Jitendra Mohan, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement) via email.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

Draft Registration Statement on Form S-1

General

1.

We note the definition of “Customers” on page iii excludes distributors and end customers’ manufacturing partners except when used in your financial statements, yet some references to customers in the registration statement appear to include distributors. For example, and without limitation, we note risk factor disclosure related to customer concentration on pages 8, 18, 23, and 45. Please revise your definition and/or disclosure throughout to clarify when distributors and end customers’ manufacturing partners are included, particularly in relation to your discussion of customer relationships and in your management’s discussion and analysis of financial condition and results of operations.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages iii, 8, 18, 19, and 23 of the Amended Draft Registration Statement in response to the Staff’s comment.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

3.

Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, including your history of operating losses, negative cash flows, accumulated deficits and, if material, the expenses related to the settlement of your outstanding restricted stock units.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 2 and 11 of the Amended Draft Registration Statement in response to the Staff’s comment.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

Risk Factors

Adverse changes in the political, regulatory, and economic policies of governments in connection with trade with China....., page 26

4.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions in light of the effectiveness of the Uyghur Forced Labor Prevention Act (UFLPA). For example, discuss whether you have or expect to:

•

suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•	be exposed to supply chain risk in light of the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered its exposure to supply chain disruptions in light of the effectiveness of the Uyghur Forced Labor Prevention Act (“UFLPA”) and has not identified any material exposure to its business or operations, including with respect to potential supply chain disruptions, due to the effectiveness of the UFLPA. As a result, the Company does not intend to include disclosure related to the UFLPA at this time. The Company further advises the Staff that it has implemented controls that it believes are reasonably designed to mitigate the risks of forced labor in Company’s supply chain and to prevent any transaction between the Company or its subsidiaries and an entity on the Department of Homeland Security’s UFLPA Entity List.

Cybersecurity risks, including cyber-attacks, data breaches, and system vulnerabilities could adversely affect our business, page 30

5.

Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain, suppliers, and/or service providers.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 31 of the Amended Draft Registration Statement in response to the Staff’s comment.

The occurrence of events for which we are self-insured, or which exceed our insurance limits, may adversely affect our profitability, page 32

6.

We note your disclosure under the caption “We may be subject to warranty claims and product liability,” including that such liabilities may be significant and potentially unlimited. Please revise your disclosure regarding self-insurance of product defects to more fully discuss the material risks in light of this potentially unlimited liability. In this regard, we note your statement that “we believe we have sufficient capital to satisfy a potential loss.”

RESPONSE: The Company respectfully acknowledges the Staff’s comment and believes that the prior disclosure inadvertently conflated the discussion of potential liabilities for warranty claims and product liability with the discussion of potential indemnification obligations for intellectual property infringement. The Company further advises the Staff that it has revised the disclosure on pages 32 and 44 of the Amended Draft Registration Statement in response to the Staff’s comment to clarify this distinction and expand the discussion of these risks.

Our business, financial condition, and results of operations could be adversely affected by worldwide economic conditions...., page 33

7.

We note your risk factor indicating that inflation could affect your prices, demand for your products, and your profit margins. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 33 of the Amended Draft Registration Statement in response to the Staff’s comment.

Raw material price fluctuations or decreased availability of certain raw materials...., page 40

8.

Please revise your disclosure to identify the raw materials upon which your business, including your third-party manufacturers, is dependent. In this regard, we note your disclosure currently cites substrate as a single example.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 40 of the Amended Draft Registration Statement in response to the Staff’s comment.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

Our amended and restated bylaws to be adopted immediately following the completion of this offering....,page 50

9.

We note that your bylaws will identify the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act and Exchange Act. Please revise your disclosure regarding the uncertainty as to whether a court would enforce this federal forum provision to additionally state that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 51 of the Amended Draft Registration Statement in response to the Staff’s comment.

Business, page 84

10.

We note your disclosure on page 18 that five end customers account for a significant portion of your revenue. Please revise your disclosure to more fully discuss your dependence on one or a few major customers, including the identity and percentage of total revenue represented by each. Additionally disclose the material terms of the agreements with your major customers. File such agreements as exhibits or tell us why you believe filing is not required pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 18 of the Amended Draft Registration Statement in response to the Staff’s comment.

In addition, the Company respectfully advises the Staff that it does not believe that any of the arrangements with these end customers are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii)(B) provides that “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent” shall be filed even if entered into in the ordinary course of business. As disclosed in the Amended Draft Registration Statement, the Company anticipates that its largest end customer will account for less than one third of the Company’s revenue in 2023. While demand for the Company’s products is from a relatively small number of end customers in the conduct of its business, this small number of end customers is primarily the result of the small number of available end customers in its industry. The Company believes that it is not substantially dependent on any one end customer, and in particular, not in a disproportionate way to the rest of the industry, and therefore does not view any such end customer, or any arrangement with any such end customer, as a material agreement to its business. To the extent the Company has terms of sale agreements with any of its customers, they do not include purchase price, purchase quantity, delivery date or other material terms of which are customarily included in individual purchase orders.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

11.

We note disclosure regarding the importance of artificial intelligence (AI) to your business, including that your financial performance and growth will be driven in large part by the demand for AI workloads. Please revise your business section to more fully discuss the current state of AI and the potential obstacles to broad-based AI adoption (described to be in the “early phases” on page 86). In addition, more fully discuss the current state of AI regulation within the United States and your other markets. Clarify what you would consider to be “unfavorable developments” with the potential to materially impact the company, as referenced on page 39.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25 and 40 of the Amended Draft Registration Statement in response to the Staff’s comment to more fully describe the risks associated with the adoption of AI.

12.

We note disclosure on page 79 that refers to your wholly-owned subsidiaries in Taiwan, China, Canada, and Israel, while Note 1 to your financial statements refers to your wholly- owned subsidiaries in Canada and Taiwan as consolidated. Please revise to explain or otherwise reconcile this apparent inconsistency. In addition, revise this section to more fully discuss your operations in each of the geographical locations in which you are present. Consider providing an organizational chart illustrating your corporate structure.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 36, 80, and 81 of the Amended Draft Registration Statement in response to the Staff’s comment.

Sales and Marketing, page 100

13.

Please revise your disclosure to more fully and clearly describe the sales and marketing of your products. In this regard, we note your statement that, “We sell and support our products globally,” yet the geographical breakdown of your 2022 revenues on page F-7 appears to indicate that over 97% are derived from three markets (i.e., Taiwan, Netherlands, and United States).

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the geographical breakdown of its 2022 revenues on page F-7 of the Draft Registration Statements reflects the billing addresses of its primary distributors, OEMs, and ODMs. The Company’s distributors and certain of its OEMs and ODMs then sell its products to end customers in markets globally, who then deploy these systems in their data center infrastructure around the world.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

Government Regulation, page 103

14.

We note your disclosure that you are subject to the laws and regulations of various jurisdictions and governmental agencies affecting your operations, including those related to product regulations, consumer laws, and environment, health, and safety requirements. Please expand to briefly describe these laws and regulations and the material costs of complying with them. Include estimated capital expenditures for environmental control facilities, as required by Item 101(c)(2)(i) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 104 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company further advises the Staff that, as a result of being a fabless company, it does not have any environmental control facilities, and as a result has not included disclosure related to any such facilities in the Amended Draft Registration Statement.

Executive Compensation, page 113

15.	Please revise your disclosure to discuss the material terms of the executive employment agreement with Michael Tate listed in your exhibit index. Refer to Item 402(o) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it did not previously include a description of Mr. Tate’s employment agreement as he was not a named executive officer for the year ended December 31, 2022, pursuant to Item 402(m)(2) and Item 401(o)(1) of Regulation S-K, which require only a description of employment agreements for “named executive officers.” The Company further advises the Staff, however, that it does plan to file Mr. Tate’s agreement, per the Exhibit Index, as required under Item 601(b)(10)(iii)(A) of Regulation S-K because Mr. Tate is an executive officer of the Company.

Offer Letters with Our Named Executive Officers, page 114

16.

We note your disclosure that, “we have not entered into offer letters or employment agreements with either of Messrs. Mohan and Gajendra,” yet offer letters with both individuals are listed in your exhibit index. Please revise your disclosure to reconcile this apparent inconsistency and to describe the material terms thereof.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 115 and 116 of the Amended Draft Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 127

17.

We note disclosure on page 12 and elsewhere regarding the automatic conversion of all your outstanding convertible preferred stock immediately prior to the completion of this offering. Please revise the disclosure in this section to clarify whether and how such convertible preferred stock is reflected, by footnote or otherwise.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 128 of the Amended Draft Registration Statement in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Common Stock and Common Stock Warrants, page F-23

18.	Please address the following comments related to the warrants you issue to customers:

•

We note your disclosures on pages F-9 and 73 that you recognize the reduction of revenues as the shares underlying the warrants “vest and become exercisable” and when you “determine that it is probable” that the warrants will vest. Explain in further detail the method used to recognize the reduction of revenue attributable to specific periods. Considering your disclosure on page F-11 that you recognize stock-based compensation forfeitures as they occur, specifically clarify why you do not initially reduce the transaction price for the full number of warrants that could vest regardless of probability and adjust the transaction price at the time awards are forfeited to reverse the effect of the forfeited awards.

•	Tell us and clearly disclose within the filing the periods over which the warrants issued to customers are expected to reduce revenues.

RESPONSE: The Company respectfully acknowledges the Staff’s comments and advises the Staff that the Warrant was issued to a customer in conjunction with a revenue arrangement and vests and becomes exercisable in tranches solely based on certain performance conditions being met. The performance conditions require achievement of specified tiered amounts of global payments by the customer and its affiliates to the Company.

Since the customer is not providing any distinct goods or services to the Company, the Company recognizes the grant date fair value of the Warrant as a reduction of revenue in accordance with the provisions of ASC 606. In terms of the measurement amount, ASC 718-10-25-20 provides that “accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition—compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved”.

As it pertains to forfeitures, the Company’s forfeiture policy applies to awards with service conditions and not performance conditions. In support of that, the Company referred to paragraph BC12 in the Basis for Conclusions of ASU 2016-09, where the FASB states “The Board concluded that the accounting policy election for forfeitures only applies to service conditions. For an award with a performance condition, an entity would continue to assess at each reporting period whether it is probable that the performance condition will be achieved”. As such, the accounting policy election for service-based forfeitures is not applicable to the revenue arrangement, as vesting of the shares underlying the warrant is contingent on achieving performance conditions, not service conditions.

As of December 31, 2022, the total aggregate grant date fair value of the entire award was $7.1 million. The Company records as a reduction of revenue, only the portion of the grant date fair value of the warrants that are probable of vesting. This is done on a per transaction basis and in proportion to the total expected cumulative sales volume that resulted in achievement of the vesting conditions. For the year ended December 31, 2022, the Company recognized $0.3 million as a reduction of revenue in the consolidated statement of operations and comprehensive loss. The remaining grant date fair value of the warrants that are probable of vesting will be recognized as a reduction of revenue over the period related sales occur, which could be up until October 14, 2029.

In response to the Staff’s comments, the Company has revised the disclosures on pages 74, 75, F-9, and F-24 of the Amended Draft Registration Statement.

Sarah Sidwell

Jennifer Angelini

December 21, 2023

Exhibits

19.

Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to your investors’ rights agreement, lock-up and market standoff agreements, change of control severance policy, and senior executive cash incentive bonus plan.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the agreements required by Item 601(b)(10) as listed in its Exhibit Index in future filings.

[Signature Page Follow]

Sarah Sidwell

Jennifer Angelini

December 21, 2023

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Jitendra Mohan, Astera Labs, Inc.
Julia R. White, Goodwin Procter LLP
John Hutar, Goodwin Procter LLP
Heidi E. Mayon, Simpson Thacher & Bartlett LLP